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                                                                     EXHIBIT 4.2

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

                           CONVERTIBLE PROMISSORY NOTE

                                   ----------

June 29, 2004

     For value received, Nord Resources Corporation, a Delaware corporation (the "Company"), promises to pay to Ronald A. Hirsch (the "Holder"), the principal sum of Thirty-Five Thousand Dollars and no Cents ($35,000.00). Simple interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to ten percent (10 %) per annum. This Note is subject to the following terms and conditions:

     1. Maturity. Unless converted as provided in Section 2, this Note will automatically mature and be due and payable on January 1, 2006 (the "Maturity Date"). Subject to Section 2 below, interest shall accrue on this Note.

     2. Conversion.

     (a) Investment by the Holder. On the Maturity Date, some or all of the entire principal amount of and (at the Company's option) accrued interest on this Note may be converted into shares of the Company's equity securities. The conversion price shall be Seventeen and One Half Cents ($0.17.5) per share.

     (b) Mechanics and Effect of Conversion. No fractional shares of the Company's capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with an other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

     3. Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to


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the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of any part of this Note or the entire amount of this Note may be made at any time without penalty.

     4. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

     5. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Arizona, without giving effect to principles of conflicts of law.

     6. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or forty-eight (48) hours after being deposited in the U.S. Mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

     7. Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

     8. Stockholders, Officers and Directors Not Liable. In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

     9. Entire Agreement. This Agreement, together with any exhibits attached hereto, constitutes the entire understanding and agreement of the parties hereto. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.

     10. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimiles containing original signatures shall be deemed for all purposes to be originally-signed copies of the documents which are the subject of such facsimiles.

                  [SIGNATURES TO APPEAR ON THE FOLLOWING PAGE]


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AGREED TO AND ACCEPTED:

COMPANY:

NORD RESOURCES CORPORATION


By: /s/ Erland A. Anderson
    ---------------------------------
Name: Erland A. Anderson
Title: President
Address: 3048 N. Seven Dash Road, PO Box 384
         Dragoon, Arizona 85609


HOLDER:

RONALD A. HIRSCH


By: /s/ Ronald A. Hirsch
    ---------------------------------
Name: Ronald A. Hirsch
Address: 668 N Coast Hwy
         #171
         Laguna Beach, CA 92657


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